June 10, 2024

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

Ms. Karen Rossotto and Mr. Jay Williamson

100 F Street, N.E.

Washington, DC 20549

Re:	Capitol Series Trust (the “Registrant”) Amended Request for Acceleration of the Effective Date of Post-Effective Amendment No. 158 filed on May 31, 2024 to the Registration Statement on Form N-1A (SEC File No. 811-22895 and 333-191495) (the “Registration Statement”)

Dear Ms. Rossotto and Mr. Williamson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the purpose of this correspondence is to request an amended effective date of the above captioned Registration Statement which was filed with the U.S. Securities Exchange Commission on May 31, 2024 via EDGAR (Accession No. 0001580642-24-002932) be accelerated so that the Registration Statement will become effective at 5:00 p.m., Eastern Time, June 14, 2024, or as soon thereafter as practicable.

Northern Lights Distributors, LLC, the principal underwriter for the Capitol Series Trust with respect to the Nightview Fund, has also signed this letter requesting acceleration.

If you have any additional questions, or need additional information, please contact me by phone at 513-587-9447 or by e-mail at tfranklin@ultimusfundsolutions.com Alternatively, you may contact Thomas Sheehan, counsel to the Trust and its Independent Trustees, by phone at 207-632-0897 or by e-mail at Thomas.Sheehan@practus.com.

CAPITOL SERIES TRUST	NORTHERN LIGHTS DISTRIBUTORS, LLC
/s/ Tiffany R. Franklin	/s/ Kevin Guerette
Tiffany R. Franklin, Secretary Capitol Series Trust	Kevin Guerette, President Northern Lights Distributors, LLC

cc:	Mr. Martin Dean, Chief Compliance Officer Mr. Matthew Miller, President